UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of:  July 2008

000-29144

(Commission File Number)

ILOG S.A.

(Translation of registrant’s name into English)

9 rue de Verdun BP 85

94253 Gentilly, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-          .

On July 27, 2008, ILOG S.A. (“ILOG”) entered into a Memorandum of Understanding (the “MOU”) with International Business Machines Corporation (“IBM”) providing for IBM to acquire for cash all of the outstanding shares and warrants of ILOG.  A copy of the MOU is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

On July 28, 2008, ILOG issued a joint press release with IBM announcing that ILOG and IBM signed the MOU.  A copy of the release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On July 28, 2008, ILOG issued a press release announcing 2008 fourth quarter and annual results.  A copy of the release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Important Additional Information for Investors and Security Holders

The tender offers, which have not yet commenced, will be made for the outstanding shares and warrants of ILOG. This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any ILOG shares or warrants. The solicitation and the offer to buy the shares and warrants of ILOG will be made only pursuant to an offer to purchase and related materials that IBM and its subsidiary intend to file with the Autorité des marchés financiers (the “AMF”)  (in particular the Note d’Information) and the Securities and Exchange Commission (the “SEC”) (on Schedule TO). ILOG also intends to file with the AMF a Note en Réponse and with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.

ILOG shareholders and warrant holders and other investors should read carefully the Tender Offer Statement on Schedule TO and the Note d’Information to be filed by IBM and the Schedule 14D-9 and the Note en Réponse to be filed by ILOG because these documents will contain important information, including the terms and conditions of the tender offer. ILOG shareholders and warrant holders and other investors will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (http://www.amf-france.org.) or with the SEC from the SEC’s website (http://www.sec.gov), in both cases without charge. Such materials filed by IBM and ILOG will also be available for free at IBM’s web site (http://www.ibm.com), and at ILOG’s web site (http://www.ilog.com), respectively.

ILOG shareholders and warrant holders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the tender offers.

The offers are not being made nor will any tender of shares or warrants be accepted from or on behalf of holders in any jurisdiction in which the making of the offers or the acceptance of any tender of shares or warrants therein would not be made in compliance with laws of such jurisdiction.

Special Note Regarding Forward-Looking Statements

All of the statements herein and included in the exhibits incorporated by reference herein and the information referenced therein, as well as oral statements that may be made by us or by officers, directors or employees acting on our behalf, that are not statements of historical fact, constitute or are based upon “forward -looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended.

These statements are not guarantees of future performance and are subject to inherent risks and uncertainties including with respect to the factors that may affect the completion of the acquisition.  Forward-looking statements may be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may”, “will”, “expects”, “believes”, “anticipates”, “plans”, “intends”, “estimates”, “projects”, “forecasts”, “seeks”, “could”, “should”, or the negative of such terms, and other variations on such terms or comparable terminology.  Forward-looking statements include, but are not limited to, statements about the expected future business of ILOG resulting from and following the offers and the successful completion of the transaction.  These statements reflect IBM’s and ILOG’s managements’ current expectations, based upon information currently available to them and are subject to various assumptions, as well as risks and uncertainties that may be outside of their control.  Actual results could differ materially from those expressed or implied in such forward-looking statements.  Any such forward-looking statements speak only as of the date on which they are made and IBM and ILOG shall be under no obligation to (and expressly disclaims any such obligation to) update or alter such forward-looking statements whether as a result of a new information, future events or otherwise, except to the extent legally required.

These forward-looking statements also involve a number of known and unknown risks, uncertainties and other factors that could cause ILOG’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the sections entitled “Item 3. Key Information – Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” of ILOG’s most recent Annual Report on Form 20-F filed with the SEC on October 9, 2007 and its other filings and submissions with the SEC, including quarterly fluctuations in our operating results and the price of our Shares or ADSs, factors adversely affecting any one of our three product lines, the need to have sufficient consultants available to staff an unpredictable demand for our consulting services, lost revenues due to consultants with specialized technical expertise occupied on competing consulting engagements, our investments in vertical products which carry high implementation costs that we discount in order to promote customer purchases, intense competition and consolidation in our industry, the extended length and variability of our sales cycle and concentration of transactions in the final weeks of a quarter, which could result in substantial fluctuations in operating results and may prevent accurate forecasting of financial results, the increasing number of consulting engagements, which are exposed to greater risk of non-payment; our dependence on certain major independent software vendors, changing market and technological requirements, our ability to provide professional services activities that satisfy customer expectations, the impact of currency fluctuations on our profitability, changes in tax laws or an adverse tax audit, errors in our software products, the loss of key personnel, logistical difficulties, cultural differences, product localization costs, import and tariff restrictions, adverse foreign tax consequences and fluctuations in currencies resulting from our global operations, the impact of intellectual property infringement disputes, our heavy dependence on our proprietary technology, risks related to consummation and integration of acquisitions and minority investments, the incurrence of debt and contingent liabilities and write-off of expenses resulting from acquisitions or minority investments, the impact of dilutive share issuances, the limitations imposed by French law or our by-laws that may prevent or delay an acquisition by ILOG using its Shares, changes in accounting principles that could affect our operating profits and reported results, and other matters not yet known to us or not currently considered material by us.   All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date hereof. Unless required by law, ILOG undertakes no obligation to revise these forward-looking statements to reflect new information or events, circumstances, changes in our expectations or otherwise that arise after the date hereof.

Exhibit	Description

2.1	Memorandum of Understanding, dated July 27, 2008, by and between ILOG and IBM.
99.1	Press Release, issued July 28, 2008 by ILOG and IBM, announcing the entry into the MOU.
99.2	Press Release, issued July 28, 2008 by ILOG, announcing ILOG’s 2008 fourth quarter and annual results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ILOG S.A.

By:	/s/ Jerome Arnaud
Name: Jerome Arnaud
Title: Chief Financial Officer

Date:        July 28, 2008